

May 7, 2009

By U.S. Mail and Facsimile to: (516) 683-8385

Thomas R. Cangemi
Senior Executive Vice President and
  Chief Financial Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

> **Re:** **New York Community Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-31565**

Dear Mr. Cangemi:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality Analysis, page 56

1.   We note that non-performing loans to total loans increased from 0.11% as of December 31, 2007 to 0.51% as of December 31, 2008. We further note that the allowance for loan losses to total loans decreased from 0.46% to 0.43% as of such dates and that a significant portion of the 9% increase in loans was due to increased originations in commercial real estate loans which now comprise almost 20% of loans outstanding. Please tell us and revise your disclosure in future filings to comprehensively bridge the gap between the observed significant changes in your loan mix and non-performing loans and the resulting changes in your allowance for loan losses.

2.   In order to give readers a better insight into changes in asset quality and the resulting changes in the allowance for loan losses, please revise future filings to present your non-performing loans and charge-offs by various sub-categories of Mortgage Loans, similar to your presentation of Mortgage Loans in the Loan Portfolio Analysis table on page 51 and Summary of the Allowance for Loan Losses table on page 56. Please also provide us this information for the quarter ended March 31, 2009.

3.   Please tell us and revise future filings to disclose your policy for charging off uncollectible loans in accordance with paragraph 13 of SOP 01-6.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

4.   It appears that you benchmarked compensation against a subset of your peer group that did not participate in the Troubled Asset Relief Program. Please identify the component companies that make up the subset and confirm that you will revise future filings accordingly. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Item 15. Exhibits and Financial Statement Schedules, page 143

5.   In future filings, indicate each of the exhibits that is a management contract or compensatory plan or arrangement. See Item 15(a)(3) of Form 10-K.

<u>Exhibits 31.1 and 31.2</u>

6.   We note that your certifications included as Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, the word "annual" has been added to paragraphs 2 and 3. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

<u>Closing Comments</u>

Please respond to this comment within ten business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Thomas R. Cangemi
New York Community Bancorp, Inc.
May 7, 2009
Page 4

You may contact Babette Cooper, Staff Accountant, at (202) 551-3396, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel